COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 28, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
Columbia Adaptive Alternatives Fund (to be known as Columbia Alternative Beta Fund effective 10/1/16) (the Fund)

Post-Effective Amendment No. 275 File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 275 (the Filing) on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration Statement for the above-referenced Fund up to date pursuant to Section 10(a)(3) of the Securities Act of 1933 (the Act). In conjunction herewith, the Filing includes changes made in response to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on Post-Effective Amendment No. 270 filed pursuant to Rule 485(a), as well as other non-material changes as deemed appropriate by the Registrant.

Pursuant to Rule 461, Registrant requests that the effective date of this Filing be accelerated and declared effective on or before September 30, 2016. The Registrant is aware of its obligations under the Act. A letter on behalf of the Fund’s principal underwriter accompanies this Filing.

The Registrant acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing, and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro Assistant Secretary
Columbia Funds Series Trust I

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, MA 02110

September 28, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
Columbia Adaptive Alternatives Fund (to be known as Columbia Alternative Beta Fund effective 10/1/16) (the Fund)

Post-Effective Amendment No. 275 File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Pursuant to Rule 461, Columbia Management Investment Distributors, Inc. (CMID), the principal underwriter of the Fund, requests that the effective date of the above-mentioned Amendment to the Registration Statement be accelerated and declared effective on or before September 30, 2016, as originally requested orally. CMID is aware of its obligations under the Securities Act of 1933.

Sincerely,

Columbia Management Investment Distributors, Inc.

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Assistant Secretary